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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-61726

                                STEMCELLS, INC.
                             PROSPECTUS SUPPLEMENT
                       (TO PROSPECTUS DATED JULY 2, 2001)

    You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

    We delivered a draw down notice to Sativum Investments Limited, dated as of July 11, 2001, in connection with the common stock purchase agreement dated as of May 10, 2001 evidencing an equity line facility between us and Sativum. In the draw down notice, we notified Sativum that we are exercising our right to sell up to $5,000,000 of our common stock to Sativum based on the formula in the stock purchase agreement, during the 20 trading days beginning on July 12, 2001 and ending on August 8, 2001. Because we specified in the draw down notice that the minimum market-based price per share at which we would sell our common stock to Sativum in the draw down was $5.00 and because the market-based price of our common stock was less than $5.00 for four trading days, the total investment amount was reduced to $4,000,000. During the first 10 trading days, Sativum purchased a total of 425,134 shares of our common stock at an average purchase price of $5.88 per share, net of Sativum's discount of six percent. Our placement agents, Pacific Crest Securities, Inc. and Granite Financial
Group, Inc. received $50,000 and $25,000, respectively, as placement fees in connection with this portion of the draw down period, resulting in net proceeds to us on July 27, 2001 of $2,424,000 for the first 10 trading day settlement period after paying escrow fees. During the second 10 trading days, Sativum purchased a total of 282,813 shares of our common stock at an average purchase price of $5.30 per share, net of Sativum's discount of six percent. Pacific Crest and Granite received $30,000 and $15,000, respectively, as placement fees in connection with this portion of the draw down period, resulting in net proceeds to us on August 10, 2001 of $1,454,000 for the second 10 trading day settlement period after paying escrow fees.

    The attached prospectus relates to the resale of shares acquired by Sativum pursuant to the stock purchase agreement. Because Sativum may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that it will hold after the completion of the offering.

    We expect to use the proceeds of this sale of common stock primarily for general corporate purposes. We will not receive any proceeds from the resale of our common stock by Sativum.

           The date of this prospectus supplement is August 10, 2001.